Filed by Otonomo Technologies Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Software Acquisition Group Inc. II

Commission File No.: 001-39514

Otonomo Employee FAQ

What is a SPAC?

SPACs have been around for decades. In recent years, they’ve gone mainstream, attracting big-name underwriters and investors and raising a record amount of IPO money in 2019.

A special purpose acquisition company (SPAC) is a company with no commercial operations that is formed strictly to raise capital through an initial public offering (IPO) for the purpose of combining with an existing company — in our case, Software Acquisition Group Inc. II (NASDAQ: (SAII) is the publicly traded SPAC that is merging with Otonomo in order for us to reach the public markets.

Why are we merging with a SPAC?

By merging with SAII and simultaneously raising $142.5MM in a concurrent primary PIPE investment, we will be better able to continue to rapidly grow our business. We have had tremendous success in building the premier vehicle data platform, and with this transaction we are poised to accelerate our success in delivering valuable vehicular insights to our partners and customers while building a large and valuable company.

How a SPAC Works

SPACs are generally formed by investors, or sponsors, with expertise in a particular industry or business sector, with the intention of pursuing a business combination in that area. When forming a SPAC, the founders may not have discussions with any targets about a potential business combination prior to closing the SPAC’s IPO. (This is why they are called “blank check companies.” IPO investors have no idea what company they ultimately will be investing in.)

The money SPACs raise in an IPO is placed in an interest-bearing trust account. These funds cannot be disbursed except to complete an business combination or to return the money to investors if the SPAC is liquidated in the event the SPAC fails to complete a combination. A SPAC typically has two years to complete a deal prior to being required to liquidateThe resulting company in the business combination is usually listed on a major stock exchange.

Are we now a publicly traded company?

The transaction with SAII is expected to close in Q2 2021. Following closing, Otonomo will be a publicly traded company, with its ordinary shares listed on the NASDAQ under the ticker OTMO. Until that time, we remain a private company, focused on building the premier vehicle data marketplace and platform.

What does this mean for me and my options?

Once the transaction is complete, which is expected in Q2 2021, you will be part of a publicly traded, well financed company that will have incredible upside opportunity. Your options will become options to purchase shares of the combined, publicly traded company that results from the SPAC merger. Further details will be provided over the next several weeks. For now, there is no impact on the structure of your equity.

How does this impact valuation / dilution / trading price?

We can’t comment on the trading price. Information about valuation will be provided in the coming weeks.

How does this impact lockups / re-ups / transfers / rollovers?

Information about this will be provided in the coming weeks.

Will this deal create a need to downsize “redundant” employees?

No. SAII is a public shell company with no commercial operations. When the transaction is complete, Otonomo employees will comprise the entire operating workforce, and we will be laser-focused on the task at hand: meeting our targets and delivering numbers.

How are we explaining this to customers/partners/friends and family?

We will be sharing the news with our customers and partners along with today’s announcement. Beyond that, we are all under strict non-disclosure regulations that prohibit us from providing any other detail than what is in the announcement. For this reason, you must not talk to anyone about any further information that is provided to you.

What changes can we expect in our day-to-day business roles?

Nothing should change between now and the closing of the business combination. We will continue to be fully focused on our goals and grow the business as we know we can. When we do emerge as a public company, we will of course face more public scrutiny, but we will be prepared for that and maintain an ongoing dialogue with all of our employees so that everyone is on the same page.

Will I be asked to vote on the transaction?

No. Software Acquisition Group will prepare a proxy statement that will be sent to its shareholders in connection with its special meeting approving the transaction. Otonomo shareholders will also be required to approve the transaction at a special meeting.

If I get a call or meet someone from the media that knows that I work at Otonomo and they ask about this development, what should I tell them?

You must not talk to press or share any company information outside of Otonomo, even with your friends and family. Not even spouses. This is not an arbitrary ask — it is a legal mandate that we are obligated to follow during this process. Please direct them to questions@Otonomo.io, which is our current policy.

Please note that members of the media or those otherwise looking for information may not always disclose themselves as such—it could even be customers, industry contacts or others you know personally. Please exercise extra caution and be wary of anyone (even people you know) asking you about the company or its plans.

Since I work here at Otonomo, am I considered an ‘Insider’? And does that mean I can be held accountable for insider trading?

An insider is anyone who has a relationship of trust and confidence with Otonomo. So yes, our employees are insiders. As an employee, you should NEVER share ‘non-public’ information with anyone outside of Otonomo.

A good rule of thumb is to consider anything on our website public, and everything else should be considered “non-public”. For example, social media and news websites might not be accurate, so please do not use this as a benchmark.

Remember that this obligation extends to trading in the stock of Software Acquisition Group Inc. II before the transaction is completed.

What if I have a question? Who should I go to?

We realize that you will have a lot of questions and will continue to communicate with you as things evolve. There will be a lot of public disclosure in the coming weeks that you will have access to. However, many of the questions we will not yet be able to answer.

Please bear with us over the coming days as we work through this very complex process, bringing it to success. We will continue to hold regular All Hands meetings and will aim to answer questions during those discussions.

If these various communications do not answer your question by February 2, 2021, after that date please send your question(s) to questions@otonomo.io.

Becoming a public company requires us to be more mindful of our new status and aware of the risks associated with it. With increased visibility comes increased scrutiny.

We are asking everyone in the Otonomo orbit to exercise a greater degree of discretion, professionalism and confidentiality.

Is there a “Friends and Family” opportunity to purchase stock?

Sometimes during an IPO, companies give the right to families and friends to buy a limited number of new shares at the offering price just before they are made available to the public.

The Company will not be offering any shares to friends or family.

Cautionary Note Regarding Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Otonomo Technologies Ltd. (“Otonomo”) and Software Acquisition Group Inc. II (“Software Acquisition”), including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the products and services offered by Otonomo and the markets in which it operates, and Otonomo’s projected future results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,”

“expect,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Software Acquisition and its management, and Otonomo and its management, as the case may be, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Software Acquisition’s securities, (ii) the risk that the transaction may not be completed by Software Acquisition’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Software Acquisition, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Software Acquisition and Otonomo, the satisfaction of the minimum trust account amount following redemptions by Software Acquisition’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Otonomo’s business relationships, performance, and business generally, (vii) risks that the proposed business combination disrupts current plans of Otonomo and potential difficulties in Otonomo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Otonomo or against Software Acquisition related to the business combination agreement or the proposed business combination, (ix) the ability of Otonomo to list its ordinary shares on the Nasdaq, (x) the price of Otonomo’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Otonomo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Otonomo’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Software Acquisition’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by Software Acquisition from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed below. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo and Software Acquisition assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Otonomo nor Software Acquisition gives any assurance that either Otonomo or Software Acquisition will achieve its expectations.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Otonomo and Software Acquisition. In connection with the proposed business combination, Otonomo intends to file a registration statement on Form F-4 that will include a proxy statement of Software Acquisition in connection with

Software Acquisition’s solicitation of proxies for the vote by Software Acquisition’s stockholders with respect to the proposed business combination and a prospectus of Otonomo. The proxy statement/prospectus will be sent to all Software Acquisition stockholders and Otonomo and Software Acquisition will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Otonomo and Software Acquisition through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Software Acquisition may be obtained free of charge from Software Acquisition’s website at www.[    ].com or by written request to Software Acquisition at Software Acquisition Group Inc. II, 1980 Festival Plaza Drive, Suite 300, Las Vegas, NV 89135, and the documents filed by Otonomo may be obtained free of charge from Otonomo’s website at www.otonomo.io or by written request to Otonomo at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzeliya Pituach, Israel 467256.

Participants in Solicitation

Otonomo, Software Acquisition and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Software Acquisition’s shareholders with respect to the proposed business combination. You can find information about Software Acquisition’s directors and executive officers and their ownership of Software Acquisition’s securities in Software Acquisition’s final prospectus relating to its initial public offering, dated September 14, 2020, which was filed with the SEC on September 15, 2020 and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from Software Acquisition’s shareholders and their direct and indirect interests will be included in the proxy statement/prospectus for the proposed business combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.